Filed Pursuant to Rule 433

Registration No. 333-126811

March 7, 2007

PRE-SORTED FIRST CLASS
U.S. POSTAGE
PO Box 940145	PAID
Plano, TX	PERMIT NO. 2
75094-0145	HAYWARD, CA

LOOKING FOR A

FAST WAY INTO INDIA?

WE CAN GET YOU

The new iPathSM MSCI India IndexSM Exchange Traded Note (Ticker; INP) gives you fast access to the potential returns of India’s top 68 companies by market capitalization, less investor fees,* Plus it’s exchange traded, so you can make portfolio adjustments whenever you need to.

iPath Exchange Traded Notes (ETNs) are senior unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity.

The iPathSM MSCI India IndexSM ETN offers investors cost-effective and tax-efficient exposure to Indian equity securities as measured by the MSCI India Total Return IndexSM (the “Index”). In addition to daily exchange liquidity, investors may receive a cash payment at the scheduled maturity or at early redemption, based on the performance of the index, less investors fees.

IN.

NOTE DETAILS

• Ticker	INP
• Intraday indicative value ticker	INP.IV
• Bloomberg index ticker	NDEUSIA
• CUSIP	06739F291
• Primary exchange	NYSE
• Yearly fee	0.89%*†
• Inception date	12/19/06
• Maturity date	12/18/36
• Index	MSCI India Total Return IndexSM

*	The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.
†

Investors may redeem at least 50,000 units of the iPathSM MSCI India IndexSM ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. A redemption charge of 0.125% times the weekly redemption value will apply. The redemption charge is a one-time charge imposed upon early redemption and is intended to allow the issuer to recoup brokerage and other transaction costs incurred in connection with early redemtpion.

A LOOK INSIDE THE MSCI INDIA INDEXSM

Sources: S&P, MSCI as of 9/30/06. Subject to change. For current sector weightings, please go to www.iPathETN.com

TOP TEN CONSTITUENTS IN THE MSCI INDIA TOTAL RETURN INDEXSM

1.	Infosys Technologies Ltd.	13.97%
2.	Reliance Industries Ltd.	11.37%
3.	ICICI Bank Ltd.	7.91%
4.	Housing Development Finance Corp.	4.42%
5.	Reliance Communications Ltd.	4.18%
6.	HDFC Bank Ltd.	3.48%
7.	Oil & Natural Gas Corp. Ltd.	3.22%
8.	Satyam Computer Services Ltd.	3.09%
9.	ITC Ltd.	2.93%
10.	Hindustan Lever Ltd.	2.64%

Source: MSCI as of 11/30/06. Subject to change.

iPATHSM MSCI INDIA INDEXSM ETN

(TICKER: INP) ISSUER DETAILS.

Barclays Bank PLC long-term unsecured obligations‡
S&P Rating	AA
Moody’s Rating	Aa1

‡	The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC. A credit rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that a credit rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency, which may have an adverse effect on the market price or marketability of the iPath ETNs.

ACCESS IS ONLY ONE ADVANTAGE.

The new iPathSM MSCI India Total Return IndexSM ETN (Ticker: INP) also gives you:

•	Tax and cost efficiency

•	Trading flexibility - may short on an uptick or downtick*

•	Index tracking

•	Diversification

Get quick access to more information at: www.iPathETN.com or call 1-877-76-iPATH.

*	With short sales, you risk paying more for a security than you received from its sale.

An investment In iPath ETNs Involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll- free l-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes, Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Sales in the secondary market may result significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays

Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. Common stock prices, especially those in an emerging market such as India, may change unpredictably, affecting the value of the index components and, consequently, the value of your Securities in unforeseeable ways. An investment in securities linked to an index of emerging market equity securities involves many risks, including economic, social, political, financial and military conditions; changes in currency exchange rates; the inflationary environment in the emerging market; regulation by the national, provincial, and local governments of the emerging market, including the imposition of taxes; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. The securities of emerging market companies may be more volatile than U.S. companies and may be affected by market developments in different ways than U.S. companies. Subject to requirements described in the prospectus, the Securities may be redeemed weekly to the Issuer in large, Institutional blocks (typically, 50,000 Securities). A redemption charge will apply.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates and Barclay’s Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that if so treated an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. iPath ETNs will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs. The foregoing paragraph is not intended to serve as a complete description of the tax treatment of the iPath ETNs. For a more complete description, please see the description of the U.S. federal Income tax treatment of iPath ETNs in Barclays Bank PLC’s public filings.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in these markets without committing resources to managing a portfolio of securities or derivatives.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

©2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3899-iP-0307

• Not FDIC Insured	• No Bank Guarantee	• May Lose Value